787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 27, 2007

VIA EDGAR

James O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: iShares Trust

       File Nos. 333-92935, 811-9729

       Post-Effective Amendment No. 95, Filed on August 7, 2007

       Response to Comments from Commission Staff (the “Staff”)

Dear Mr. O’Connor:

This letter responds to comments on the above-referenced Post-Effective Amendment relating to the iShares S&P California Municipal Bond Fund (the “California Fund”) and iShares S&P New York Municipal Bond Fund (the “New York Fund”) (collectively, the “Funds”) that you provided in a telephone conversation on September 21, 2007 with the undersigned and Jane Kim of this firm.

For your convenience, the substance of the comments has been restated below, and each comment restatement is followed by the Registrant’s response. The Registrant intends to file a post-effective amendment under Rule 485(b) containing the revised disclosures described below together with a request for acceleration of effectiveness under Rule 461.

General Comment: Each comment that relates to the California Fund should be understood to apply equally to the New York Fund.

Response: We understand the applicability of each comment to both Funds. Unless otherwise indicated, each response given applies to both Funds and any revisions to disclosure for one of the Funds will be accompanied by a corresponding revision to the disclosure for the other.

NEW YORK    WASHINGTON,  DC    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

James O'Connor, Esq.

September 27, 2007

Comment No. 1: The section “Principal Risks of the Fund—Issuer Risk” of the California Fund’s prospectus (page 4) includes the following sentence:

The Underlying Index includes municipal bonds from issuers that are primarily California State or local governments or agencies such that the interest on the bond is exempt from U.S. federal and California State income taxes and the federal alternative minimum tax as determined by the Index Provider in accordance with its methodology.

This sentence is confusing because, especially with the use of the word “primarily,” it can be read to suggest that the Fund might invest in California bonds that are not tax-exempt or that it might invest elsewhere. Please revise the disclosure to clarify the intent of the Fund.

Response:

It is the fund’s understanding that the Index provider intends to include only bonds of California, its subdivisions or agencies that, in its determination, would produce interest free from federal and California income tax and the federal alternative minimum tax. Accordingly, we have revised the disclosure to read:

The Underlying Index includes municipal bonds from issuers that are California State or local governments or agencies whose interest payments are exempt from U.S. federal and California State income taxes and the federal alternative minimum tax as determined by the Index Provider in accordance with its methodology.

Comment No. 2: The section “Principal Risks of the Fund—Tax Risks” of the California Fund’s prospectus (page 6) contains the following disclosure:

There is no guarantee that the Fund’s income will be exempt from federal or California income taxes. Events occurring after the date of issuance of a municipal bond or after the Fund’s acquisition of a municipal bond may result in a determination that interest on that bond is includible in gross income for federal income tax purposes retroactively to its date of issuance. Such a determination may cause a portion of prior distributions by the Fund to its shareholders to be taxable to those shareholders in the year of receipt.

Please revise this disclosure to describe the risk that, given the Fund’s policy of 80% investment in tax-exempt and AMT-exempt bonds, up to 20% of the assets in the California Fund could be invested in securities that will generate income subject to either ordinary income tax and/or AMT.

James O'Connor, Esq.

September 27, 2007

Response:

The referenced disclosure has been revised to read as follows:

There is no guarantee that the Fund’s income will be exempt from federal or California income taxes. Events occurring after the date of issuance of a municipal bond or after the Fund’s acquisition of a municipal bond may result in a determination that interest on that bond is includible in gross income for federal income tax purposes retroactively to its date of issuance. Such a determination may cause a portion of prior distributions by the Fund to its shareholders to be taxable to those shareholders in the year of receipt. Also, although the Fund does not expect to do so, its investment policies permit it to invest up to 20% of its assets in securities the interest of which is subject to ordinary income tax or AMT.

Comment No. 3: The section “Shareholder Information—Creations and Redemptions” of the California Fund’s prospectus (page 14) contains the following sentence:

The adviser expects that the Deposit Securities and Fund Securities, as the case may be, in connection with a purchase or redemption of a Creation Unit Aggregation, to reflect an optimal representation of the accessibility of the Fund’s holdings.

This sentence suggests that the Creation Unit might be constructed using “sampling” rather than “replicating” the Fund’s actual portfolio. Please replace this statement with one that states that a Creation unit will be, to the extent practicable, a pro rata representation of the Fund’s portfolio. Also, please add disclosure that the Fund will make available its portfolio makeup before the opening of trading on each trading day.

Response:

The referenced sentence has been replaced by the following:

The Deposit Securities and Fund Securities, as the case may be, in connection with a purchase or redemption of a Creation Unit Aggregation, will correspond pro rata, to the extent practicable, to the securities held by the Fund.

In addition, the following paragraph will be added to the Fund’s prospectus in the same section:

James O'Connor, Esq.

September 27, 2007

Prior to the opening of trading on each business day, the Deposit Securities, the Fund Securities and Fund portfolio holdings information will be provided to the Distributor or other agent for dissemination through the facilities of the NSCC and/or other fee-based subscription services to NSCC members and/or subscribers to those other fee-based subscription services, including Authorized Participants, and to entities that publish and/or analyze such information in connection with the process of purchasing or redeeming Creation Units or trading shares of Fund in the secondary market. This information will reflect the Fund’s holdings at the opening of trading on such business day.

Comment 5: Please confirm that the Board of Trustees reviews and monitors on an ongoing basis the valuation methodology of the pricing services used to determine net asset value.

Response: The Board of Trustees approves the pricing policy and procedures of the Funds. Through the approval of such policy and procedures, the Board of Trustees has expressly delegated the authority and duty to make valuation determinations, including fair value determinations, to Barclays Global Investors, N.A. (“BGI”), inclusive of certain of its subsidiaries. Among other things, the procedures permit BGI to value securities using pricing services. However, the Board of Trustees is responsible for the oversight of BGI with respect to valuation matters and retains the authority to make any valuation decisions as the Board of Trustees deems appropriate with respect to the Funds. In addition, the Board of Trustees receives periodic updates on changes to the pricing of securities and pricing services, as well as changes to pricing methodologies of BGI that may impact the Funds. Further, with respect to any securities priced at “fair value” pursuant to the pricing policy and procedures, the Board of Trustees considers at each quarterly meeting any fair valuation actions taken by BGI during the previous quarter.

Comment 6: Please represent that the Funds will comply with all of the terms and conditions of iShares Trust’s most recent exemptive order relating to exemptive relief for ETFs based on certain fixed income indices

Response: The Registrant has authorized us to represent that the Funds intend to comply with all of the terms and conditions of the Registrant’s most recent exemptive order relating to exemptive relief for ETFs based on certain fixed income indices.

The Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Staff, it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

James O'Connor, Esq.

September 27, 2007

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call me at (202) 303-1203 or Jane Kim of this firm at (202) 303-1242.

Sincerely,

/s/ Anthony A. Vertuno

Anthony A. Vertuno

cc:       Deepa Damre, Esq.

            Benjamin J. Haskin, Esq.

September 27, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: iShares Trust (the “Trust”)

       Post-Effective Amendments No. 95 and 102

       File Nos. 333-92935

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the Trust hereby respectfully requests acceleration of the effective date of Post-Effective Amendments No. 95 and 102 to its Registration Statement on Form N-1A, relating to the iShares S&P California Municipal Bond Fund and iShares S&P New York Municipal Bond Fund, each a series of the Trust, so that the Amendments will become effective at 1:00 p.m., Eastern time, on October 3, 2007, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Anthony Vertuno or Jane Kim of Willkie Farr & Gallagher LLP at (202) 303-1203 or (202) 303-1242, respectively

The Trust hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i) does not foreclose the Commission from taking any action with respect to the filings;

(ii) does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii) may not be asserted by the Trust as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

iShares Trust

By:	/s/ Eilleen M. Clavere
Eilleen M. Clavere Secretary

SEI Investments Distribution Co.

By:	/s/ John Munch
John Munch Secretary